Ballard to be Exclusive Supplier of Fuel Cell Modules for New Flyer Shuttle Buses

For Immediate Release

VANCOUVER, BRITISH COLUMBIA – February 12, 2008 – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP), an industry leader in fuel cell products today announced that it has signed a five-year agreement with New Flyer Industries Inc., the leading manufacturer of heavy-duty transit vehicles in Canada and the United States, to supply fuel cell modules for use in New Flyer shuttle buses. As part of this agreement, the companies will also combine efforts toward the joint preparation of bids for transit agency shuttle bus programs, with an initial focus on publicly-funded programs in Canada.

Shuttle buses are smaller and lighter than full-size buses – typically less than thirty-two feet in length – and are intended for use in a range of growing applications, such as community feeder routes, where their reduced noise profile and emission-free operation is highly valued. The partnership will focus on jointly pursuing procurement opportunities for these new fuel cell buses. Under the agreement, New Flyer will develop and manufacture a shuttle bus specifically suited for Ballard’s fuel cell technology and Ballard’s existing fuel cell module will be integrated into the New Flyer shuttle bus chassis.

John Sheridan, President and Chief Executive Officer of Ballard said, “New Flyer has demonstrated its leadership through successful commercialization of hybrid-electric buses across Canada and the United States. We have worked very closely together in the past and are working with New Flyer now toward delivery of twenty 40-foot heavy-duty fuel cell buses to BC Transit. This new agreement will enable both companies to address what could be an important emerging market opportunity.”

New Flyer’s commercial relationship with Ballard began in 1993, when the two companies developed the world’s first hydrogen fuel cell bus. In 2007, New Flyer was awarded a contract by BC Transit for the world’s largest fleet of hydrogen fuel cell buses, and Ballard was named as the fuel cell technology provider.

“New Flyer is excited to team once again with Ballard to leverage its hydrogen fuel cell technology in the bus industry,” added John Marinucci, President and Chief Executive Officer of New Flyer. “The market demands that we find and utilize innovative technology to advance the development of zero-emission buses that are both environmentally-friendly and fuel efficient. Ballard is the leader in fuel cells so we look forward to a very productive relationship.”

About Ballard Power Systems
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture sale and servicing of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World(R), visit www.ballard.com.

Forward-Looking Statement
This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, please contact:

Angela Salehi
(604) 742-4254
asalehi@hoggan.com